                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                _______________

                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                           MAXWELL SHOE COMPANY INC.
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              (Exact Name of Registrant as Specified in Charter)

             Delaware                                    04-2599205
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(State of Incorporation or Organization)      (IRS Employer Identification no.)

101 Sprague Street, P.O. Box 37, Readville (Boston), MA              02137
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(Address of Principal Executive Offices)                           (Zip Code)

If this form relates to the registration       If this form relates to the registration of
of securities pursuant to Section              securities pursuant to Section 12(g) of the
12(b) of the Exchange Act and is effective     Exchange Act and is effective pursuant to
pursuant to General Instructions               General Instruction A.(d), please check
A.(c), please check the following box. [_]     the following box. [X]


Securities to be registered pursuant to Section 12(g) of the Act:

Title of each class                   Name of each exchange on which
to be so registered                   each class is to be registered
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Preferred Stock Purchase Rights         The Nasdaq National Market

Securities Act registration statement file number to which this form relates:  N/A

Securities to be registered pursuant to Section 12(b) of the Act:

                                     None
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                               (Title of Class)

Item 1.  Description of Registrant's Securities to be Registered.
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     On October 20, 1998 (the "RIGHTS DECLARATION DATE"), the Board of Directors of Maxwell Shoe Company Inc. (the "COMPANY") declared a dividend of one right (a "RIGHT") to purchase fractions of shares of its Series A Junior Participating Preferred Stock, par value $0.01 per share, having the rights, preferences, privileges and restrictions described in Section 5(a) below (the "PREFERRED SHARES"), and, under certain circumstances, other securities, for each outstanding share of the Company's Class A Common Stock, par value $.01 per share, of the Company or one share of each class of the Company's common stock having the right to vote generally in the election of directors (the "COMMON SHARES"), to be distributed to stockholders of record at the close of business on November 9, 1998 (the "RECORD DATE"). The description and terms of the Rights are set forth in a Rights Agreement (the "RIGHTS AGREEMENT") dated as of November 2, 1998 by and between the Company and BankBoston, N.A., as Rights Agent.

     The following is a brief description of the Rights. It is intended to provide a general description only and is qualified in its entirety by reference to the Rights Agreement which is attached hereto as Exhibit 99.1.
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     1.   COMMON SHARE CERTIFICATES REPRESENTING RIGHTS

          Until the Distribution Date (as defined in Section 2 below), (a) the Rights shall not be exercisable, (b) the Rights shall be attached to and trade only together with the Common Shares and (c) the stock certificates representing Common Shares shall also represent the Rights attached to such Common Shares. Common Share certificates issued after the Record Date and prior to the Distribution Date shall contain a notation incorporating the Rights Agreement by reference.

     2.   DISTRIBUTION DATE

          The "DISTRIBUTION DATE" is the earliest of (a) the tenth business day (or such later day as shall be designated by the Board of Directors) following the date of commencement or the public announcement of the intent of any Person (as hereinafter defined), other than an Exempt Person (as hereinafter defined), to commence a tender offer or exchange offer, the consummation of which would cause any Person to be the beneficial owner of 15% or more of the outstanding Common Shares (such person is a "15% STOCKHOLDER"), and the date of such public announcement is the "15% OWNERSHIP DATE"), (ii) the date of the first Section 11(a)(ii) Event (as hereinafter defined), or (iii) the date of the first Section 13(a) Event (as hereinafter defined). In calculating the percentage of outstanding Common Shares that are beneficially owned by any person, such person shall be deemed to beneficially own any Common Shares issuable upon the exercise, exchange or conversion of any options, warrants or other securities beneficially owned by such person; provided, however, that such Common Shares issuable upon such exercise shall not be deemed outstanding for the purpose of calculating the percentage of Common Shares that are beneficially owned by any other person. A "SECTION 11(A)(II) EVENT" shall mean the event whereby a Person has become a 15% Stockholder and neither the Redemption Date (as hereinafter defined) nor the Expiration Date (as hereinafter defined) shall have occurred prior to the tenth business day following the existence of a 15% Stockholder. The "REDEMPTION DATE" shall mean the date of the action of the Board of Directors of the Company authorizing and directing the redemption of the Rights. The "EXPIRATION DATE" shall mean November 2, 2008.

A "SECTION 13(A) EVENT" shall mean any event that, at any time on or after the 15% Ownership Date and prior to the earlier of the Redemption Date or the Expiration Date, (1) the Company shall, directly or indirectly, consolidate with or merge with and into any other Person and the Company shall not be the continuing or surviving corporation in such consolidation or merger, (2) any Person shall, directly or indirectly, consolidate with or merge with and into the Company and the Company shall be the continuing or surviving corporation in such merger and, in connection with such merger, all or part of the Common Shares shall be changed into or exchanged for stock or other securities of any Person or cash or any other property, or (3) the Company and/or any one or more of its subsidiaries shall, directly or indirectly, sell or otherwise transfer, in one or more transactions (other than transactions in the ordinary course of business), assets or earning power aggregating more than 50% of the assets or earning power of the Company and its Subsidiaries (taken as a whole) to any Person or Persons other than the Company or one or more of its wholly-owned Subsidiaries (such Persons, together with the Persons described in clauses (1) and (2) above shall be collectively referred to as the "SURVIVING PERSON."

          Upon the close of business of the Distribution Date, the Rights shall separate from the Common Shares, Right certificates shall be issued, and the Rights shall become exercisable to purchase Preferred Shares as described in
Section 5 below.

     3.   ISSUANCE OF RIGHT CERTIFICATES

          As soon as practicable following the Distribution Date, separate certificates representing only Rights shall be mailed to the holders of record of Common Shares as of the close of business on the Distribution Date, and such separate Right certificates alone shall represent such Rights from and after the Distribution Date.

     4.   EXPIRATION OF RIGHTS

          The Rights shall expire on November 2, 2008, unless earlier redeemed or exchanged.

     5.   EXERCISE OF RIGHTS

          Unless the Rights have expired or been redeemed or exchanged, they may be exercised, at the option of the holders, pursuant to paragraphs (a), (b) or
(c) below. No Right may be exercised more than once or pursuant to more than one of such paragraphs. From and after the first event of the type described in paragraphs (b) or (c) below, each Right that is beneficially owned by a 15% Stockholder or that was attached to a Common Share that is subject to an option beneficially owned by a 15% Stockholder shall be void.

          (a) Right to Purchase Preferred Shares.  From and after the close of
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business on the Distribution Date, each Right (other than a Right that has become void) shall be exercisable to purchase one one-thousandth of a Preferred Share, at an initial exercise price of $80.00 (Eighty Dollars) (the "EXERCISE PRICE").

          Prior to the Distribution, the Company may substitute for all or any portion of the Preferred Shares that would otherwise be issuable upon exercise of the Rights, cash, assets or other securities having the same aggregate value as such Preferred Shares.

          The Company has initially reserved 15,000 Preferred Shares for issuance upon exercise of the Rights, such number to be subject to adjustment from time to time in accordance with the Rights Agreement. The Preferred Shares are nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, are subordinate to any other series of the Company's preferred stock whether issued before or after the issuance of the Preferred Shares. The Preferred Shares may not be issued except upon exercise of Rights. The holder of a Preferred Share is entitled to receive when, as and if declared, quarterly dividends payable in cash on the 15th day of January, April, July and October of each year ("QUARTERLY DIVIDEND PAYMENT"), commencing on the first Quarterly Dividend Payment after the first issuance of a Preferred Share, in an amount per share (rounded to the nearest cent) equal to the greater of (i) $0.25 or (ii) subject to adjustment, 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in Common Shares or a subdivision of the outstanding Common Shares (by reclassification or otherwise), declared on the Common Shares since the immediately preceding Quarterly Dividend Payment Date, or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a Preferred Share.

          In the event of liquidation, the holders of Preferred Shares shall be entitled to receive a liquidation payment of $1,000 per Preferred Share plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment (the "SERIES A LIQUIDATION PREFERENCE"). Following the payment of the full amount of the Series A Liquidation Preference, no additional distributions shall be made to the holders of Preferred Shares unless, prior thereto, the holders of Common Shares shall have received an amount per share (the "COMMON ADJUSTMENT") equal to the quotient obtained by dividing (i) the Series A Liquidation Preference by (ii) 1,000 (as appropriately adjusted as set forth in subparagraph (c) below to reflect such events as stock splits, stock dividends and recapitalizations with respect to the Class A Common Stock) (such number in clause (ii), the "ADJUSTMENT NUMBER"). Following the payment of the full amount of the Series A Liquidation Preference and the Common Adjustment in respect of all outstanding Preferred Shares and Common Shares, respectively, holders of Preferred Shares and holders of Common Shares shall receive their ratable and proportionate share of remaining assets to be distributed in the ratio of the Adjustment Number to one (1) with respect to such Preferred Stock and Class A Common Stock, on a per share basis, respectively.

          Subject to adjustment, each Preferred Share has 1,000 votes per share, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, the holder of a Preferred Share shall be entitled to receive 1,000 times the amount received per Common Share. The rights of the Preferred Shares as to dividends, voting and liquidation preferences are protected by antidilution provisions. It is anticipated that the value of one one-thousandth of a Preferred Share should approximate the value of one Common Share.

          (b) Right to Purchase Common Shares of the Company.  From and after
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the close of business following the occurrence of a Section 11(a)(ii) Event, each Right (other than a Right that has become void) shall be exercisable to purchase, at the Exercise Price (initially $80.00, subject to adjustment), Common Shares with a market value equal to two times the Exercise Price. If the Company does not have sufficient Common Shares available for all Rights to be exercised, the Company shall substitute for all or any portion of the Common Shares that would otherwise be issuable upon the exercise of the Rights, cash, assets or other securities having the same aggregate value as such Common Shares.

          (c) Right to Purchase Common Stock of a Successor Corporation.  If, on
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or after the occurrence of a Section 13(a) Event, then each Right (other than a Right that has become void) shall thereafter be exercisable to purchase, at the Exercise Price (initially $80.00, subject to adjustment), shares of common stock of the surviving corporation or purchaser, respectively, with an aggregate market value equal to two times the Exercise Price.

     6.   ADJUSTMENTS TO PREVENT DILUTION

          The Exercise Price, the number of outstanding Rights and the number of Preferred Shares or Common Shares issuable upon exercise of the Rights are subject to adjustment from time to time as set forth in the Rights Agreement in order to prevent dilution. With certain exceptions, no adjustment in the Exercise Price shall be required until cumulative adjustments require an adjustment of at least 1.0%.

     7.   CASH PAID INSTEAD OF ISSUING FRACTIONAL SECURITIES

          No fractional securities shall be issued upon exercise of a Right (other than fractions of Preferred Shares that are integral multiples of one one-thousandth of a Preferred Share and that may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash shall be made based on the market price of such securities on the last trading date prior to the date of exercise.

     8.   REDEMPTION

          Until the earliest of (i) the date of the first Section 11(a)(ii) Event, (ii) the date of the first Section 13(a) Event or (iii) the Expiration Date, the Board of Directors of the Company may, at its option, authorize and direct the redemption of all, but not less than all, of the then outstanding Rights at a redemption price of $.001 per Right, as such redemption price shall be appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (the "REDEMPTION PRICE"), and the Company shall so redeem the Rights. Immediately upon such action by the Board of Directors (the date of such action is the "REDEMPTION DATE"), the right of the holders of Rights thereafter shall be to receive the Redemption Price.

     9.   EXCHANGE

          At any time during the period of 180 days after a Section 11(a)(ii) Event, the Board of Directors of the Company may, at its option, authorize and direct the exchange of all, but not less than all, of the then outstanding Rights for Common Shares, one one-thousandths of

Preferred Shares, debt securities of the Company, other property, or any combination of the foregoing, in each case having an aggregate Current Market Price equal to the result obtained by (i) multiplying the current market price per Common Share on the record date for such exchange by the number of Common Shares for which a Right is exercisable on such record date or (ii) subtracting from such product the Exercise Price on such Record Date (the "EXCHANGE RATIO"), and the Company shall so exchange the Rights. Immediately upon such action by the Board of Directors, the right to exercise Rights shall terminate and the only right of the holders of Rights thereafter shall be to receive a number of Common Shares equal to the Exchange Ratio.

     10.  NO STOCKHOLDER RIGHTS PRIOR TO EXERCISE

          Until a Right is exercised, the holder thereof, as such, shall have no rights as a stockholder of the Company (other than rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

     11.  AMENDMENT OF RIGHTS AGREEMENT

          The Board of Directors of the Company may, from time to time, without the approval of any holders of Rights, supplement or amend any provision of this Agreement in any manner, whether or not such supplement or amendment is adverse to any holder of Rights, and direct the Rights Agent so to supplement or amend such provision, and the Rights Agent shall so supplement or amend such provision; provided, however, that from and after the earliest of (i) the date
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of the first Section 11(a)(ii) Event, (ii) the date of the first Section 13(a) Event, (iii) the Redemption Date or (iv) the Expiration Date, this Agreement shall not be supplemented or amended in any manner that would materially and adversely affect any holder of outstanding Rights other than a 15% Stockholder or a Surviving Person.

     12.  ANTI-TAKEOVER EFFECTS

     The Rights are designed to protect and maximize the value of stockholders' interests in the Company in the event of an unsolicited takeover attempt in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive the Board of Directors and stockholders of any real opportunity to determine the destiny of the Company. The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation in the open market of a 15% or greater position, followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics can unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

     The Rights may be redeemed by the Company as described in Section 8, and accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors.

     Issuance of the Rights does not weaken the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its stockholders, and will not change the way in which the Company's shares are presently traded. The Company's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

     However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

ITEM 2.  Exhibits.
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            99.1 Rights Agreement dated as of November 2, 1998 between Maxwell Shoe Company Inc. and BankBoston, N.A., as Rights Agent, which includes thereto the Form of Rights Certificate to be distributed to holders of Rights after the Distribution Date (as that term is defined in the Rights Agreement).

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                              MAXWELL SHOE COMPANY INC.


Date:  November 5, 1998       By: /s/ James J. Tinagero
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                                 James J. Tinagero
                                 Executive Vice President